Exhibit 4.3

                 KTI Acquires K-C Industries International, Inc.

     Guttenberg, N.J. (Sept. 22, 1997) -- KTI, Inc. (Nasdaq: KTIE) said today that it has acquired K-C Industries International, Inc., an international marketing and trading company specializing in secondary fiber, pulp and paper worldwide.

     K-C was established in 1976 and is headquartered in Portland, Ore. with offices in Lakewood, N.J., Hartford, Conn., Los Angeles, Rio de Janeiro, Seoul and Barcelona. The total transaction is valued at $6 million in cash and KTI common stock. K-C's current sales volume approximates 460,000 tons per year which equates to about $60 million of revenues.

     Martin J. Sergi, president and chief financial officer of KTI, said, "Ken Choi, founder and CEO of K-C, and his management team have done a brilliant job of building K-C into a worldwide force in the secondary fiber business. This acquisition rounds out KTI's full service materials handling and processing strategy by integrating one of the best marketing teams in the industry with KTI's existing operational expertise in Boston, Chicago, Newark and Maine. Furthermore, K-C broadens our marketing and distribution channels by adding to the talents which already exist in KTI Specialty Waste, I. Zaitlin & Sons, Prins Recycling and Manner Resins."

     KTI is an award winning environmental company engaged in integrated waste processing and management in diversified services and markets. The company processes over one million tons of material a year and is best known for its expertise in the waste-to-energy sector. KTI was organized in 1983 to develop and own waste-to-energy facilities with the dual purpose of providing a means of disposal for non-hazardous municipal solid waste and of generating electricity from alternative fuel sources. Since then, KTI's operations have expanded to include the development of an integrated waste management business providing not only municipal solid waste handling and disposal services, but also wood waste processing, ash and municipal waste recycling, specialty waste disposal, transportation facilitation services and transfer station operations.

     KTI operates and shares ownership in two waste-to-energy facilities in Maine, Maine Energy Recovery Company in Biddeford and Penobscot Energy Recovery Company, both of which convert non-hazardous solid waste from residential, commercial and industrial sources in to electric power. KTI has developed and operates a wood waste processing and recycling facility in Lewiston, Maine.

     KTI also holds a majority interest in America's only commercially operational municipal waste ash recycling facility in Nashville, Tenn., a Maryland company specializing in marketing post-industrial recycled plastics and a Maine-based recycling company.

     For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N.
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Hawkins, Jr./Julie Marshall, Hawk Associates, Inc. at (305) 852-2383.

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charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com.